UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549



                         SCHEDULE 13G



            Under the Securities Exchange Act of 1934


                 (Amendment No. ___________)


                         LCA-Vision Inc.
                        (Name of Issuer)

                          Common Stock
                  (Title of Class of Securities)

                           501803209
                         (CUSIP Number)

                        December 31, 1998
     (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ___ Rule 13d-1(b)

     ___ Rule 13d-1(c)

     _X_ Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.   501803209

1.  NAME OF REPORTING PERSONS.

    I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSONS (entities only).

    Sandra F.W. Joffe

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
     Instructions)

     (a) _________________________________________________________

     (b) _________________________________________________________

3.   SEC USE ONLY ________________________________________________


4.   CITIZENSHIP OR PLACE OF ORGANIZATION         U.S.


Number of                 5.  SOLE VOTING POWER:  -0-
Shares
Beneficially Reporting    6.  SHARED VOTING POWER: 15,843,319
Owned By
Each                      7.  SOLE DISPOSITIVE POWER:  -0-
Person with:
                          8.  SHARED DISPOSITIVE POWER: 15,843,319

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
          15,843,319

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions): Not Applicable


11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 37.82%

12.  TYPE OF REPORTING PERSON (See Instructions): IN

Item 1.

     (a)     Name of Issuer: LCA-Vision Inc.

     (b)     Address of Issuer's Principal Executive Office:
                  LCA-Vision Inc.
                  7840 Montgomery Road
                  Cincinnati, Ohio 45236

Item 2.

     (a)     Name of Person Filing: Sandra F.W. Joffe

     (b)     Address of Principal Business Office:
                  LCA-Vision Inc.
                  7840 Montgomery Road
                  Cincinnati, Ohio 45236

     (c)     Citizenship: United States

     (d)     Title of Class of Securities:  Common Stock

     (e)     CUSIP Number: 501803209

Item 3.  Not Applicable.

Item 4.  Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)     Amount Beneficially Owned: 15,843,319*.

     (b)     Percent of Class: 37.82%.

     (c)     Number of shares as to which such person has:

          (i)  sole power to vote or to direct the vote: -0-.

         (ii) shared power to vote or to direct the vote:
                      15,843,319.

        (iii) sole power to dispose or direct the disposition of: -0-.

         (iv) shared power to dispose or direct the disposition of: 15,843,319.

_______________

*Stephen N. Joffe, MD and Sandra F.W. Joffe are married to one another and each is therefore deemed to be the beneficial owner of all shares owned by the other. The total shown consists of 11,077,950 shares of Common Stock owned of record by Dr. Joffe, 3,851,649 shares of Common Stock owned of record by Mrs. Joffe, 1,000 shares of Common Stock owned of record by Dr. and Mrs. Joffe jointly, 718,106 shares of Common Stock issuable to Dr. Joffe as of December 31, 1998 in the event of conversion of 11 shares of Interim Series Class B Preferred Stock owned by him, and 194,614 shares of Common Stock issuable to Mrs. Joffe as of December 31, 1998 in the event of conversion of 1.6 shares of Interim Series Class B Preferred Stock owned by her. Stephen N. Joffe is reporting the beneficial ownership of these same shares in his own Schedule 13G filed under separate cover.
                        EXCHANGE ACT RULES

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                             SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        January 25, 1999
                                               Date


                                       /s/ Sandra F.W. Joffe
                                             Signature


                                         Sandra F.W. Joffe
                                __________________________________
                                             Name/Title